UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Netlist, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

64118P109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118P109		13G

1.	Names of Reporting Persons Chun K. Hong

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,785,568 (1)

	6.	Shared Voting Power 4,752,803 (2)

	7.	Sole Dispositive Power 1,785,568 (1)

	8.	Shared Dispositive Power 4,752,803 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,538,371 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)                                 Consists of (i) 85,568 shares of Common Stock held of record by Mr. Hong, and (ii) 1,700,000 shares of Common Stock subject to stock options granted to Mr. Hong that are exercisable as of or within 60 days after December 31, 2017.

(2)                                 Consists of 4,752,803 shares of Common Stock held of record by the Hong-Cha Trust (as defined below), of which Mr. Hong serves as a Trustee. Mr. Hong disclaims beneficial ownership of the securities held of record by the Hong-Cha Trust, except to the extent of his pecuniary interest therein.

(3)                                 Based on 87,115,180 shares of Common Stock, calculated as follows: (i) 85,415,180 shares of Common Stock outstanding as of March 26, 2018, plus (ii) 1,700,000 shares of Common Stock subject to stock options granted to Mr. Hong that are exercisable as of or within 60 days after December 31, 2017.

CUSIP No. 64118P109		13G

1.	Names of Reporting Persons Won K. Cha

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,752,803 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,752,803 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,752,803 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)                                 Consists of 4,752,803 shares of Common Stock held of record by the Hong-Cha Trust (as defined below), of which Ms. Cha is a Trustee. Ms. Cha disclaims beneficial ownership of the securities held of record by the Hong-Cha Trust, except to the extent of her pecuniary interest therein.

(2)                                 Based on 85,415,180 shares of Common Stock outstanding as of March 26, 2018.

CUSIP No. 64118P109		13G

1.	Names of Reporting Persons Chun K. Hong and Won K. Cha, as Trustees of the Hong-Cha Community Property Trust dtd 08/16/2004 (the “Hong-Cha Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,752,803

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,752,803

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,752,803

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.6% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)                                 Based on 85,415,180 shares of Common Stock outstanding as of March 26, 2018.

Item 1.
	(a)	Name of Issuer: Netlist, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 175 Technology, Suite 150 Irvine, California, 92618

Item 2.
(a)

Name of Person Filing:
Chun K. Hong, Won. K. Cha, and the Hong-Cha Trust and (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated March 30, 2018, a copy of which has been filed as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement and all subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office or, if none, Residence: 175 Technology, Suite 150, Irvine, California 92618
Citizenship: Chun K. Hong: United States of America Won K. Cha: United States of America The Hong-Cha Trust: California
	(c)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)
	(d)	CUSIP Number: 64118P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of the cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of the cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of the cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of the cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2018

/s/ Chun K. Hong
Chun K. Hong

/s/ Won K. Cha
Won K. Cha

Chun Ki Hong & Won Kyung Cha Community Property Trust dtd 08/16/2004

By:	/s/ Chun K. Hong
Chun K. Hong
Its:	Trustee

By:	/s/ Won K. Cha
Won K. Cha
Its:	Trustee

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: March 30, 2018

/s/ Chun K. Hong
Chun K. Hong

/s/ Won K. Cha
Won K. Cha

Chun Ki Hong & Won Kyung Cha Community Property Trust dtd 08/16/2004

By:	/s/ Chun K. Hong
Chun K. Hong
Its:	Trustee

By:	/s/ Won K. Cha
Won K. Cha
Its:	Trustee